                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            AutoFinance Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   052774106
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                               New York, NY 10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 6, 1995
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 12
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                                  SCHEDULE 13D

CUSIP NO. 052774106                                           PAGE 2 OF 14 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 NA

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,949,933
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,949,933
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,949,933

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                             / /

13       Percent of Class Represented By Amount in Row (11)

                                  10.28%

14       Type of Reporting Person*

         IN; IA

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 to Schedule 13D relates to shares of common stock, no par value (the "Shares"), of AutoFinance Group, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 601 Oakmont Lane, Westmont, Illinois 60559- 5549. This Amendment No. 4 further amends the initial statement on Schedule 13D dated December 7, 1990 (the "Initial Statement") and all prior amendments thereto and is being filed to report that Quantum Partners (as defined herein) and the Issuer have executed a Termination Agreement dated as of September 6, 1995 between Quantum Partners and the Issuer (the "Termination Agreement"), a copy of which is attached hereto as Exhibit E and incorporated herein by reference, pursuant to which Quantum Partners has agreed to release the Issuer from the obligation, under certain conditions, to ensure the election to the Issuer's Board of Directors of a nominee of Quantum Partners. This Amendment No. 4 amends, restates and replaces all previous filings on Schedule 13D as it is the first amendment to be filed on EDGAR.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement relates to Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and is being filed on behalf of George Soros ("Mr. Soros"), in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). The Initial Statement on Schedule 13D and Amendment No. 1 thereto were filed on behalf of both Quantum Fund N.V. ("Quantum Fund") and Mr. Soros. As of August 1, 1993, Quantum Fund's position in the Issuer was transferred to its newly formed operating subsidiary, Quantum Partners. Effective as of that date, the investment advisory contract between Quantum Fund and SFM, pursuant to which Quantum Fund granted investment discretion to SFM, was amended to include Quantum Partners as a discretionary account client of SFM (the "SFM Contract"). As a consequence of the transfer of the Shares from Quantum Fund to Quantum Partners, Quantum Fund ceased to be a reporting person. The principal office of both Quantum Partners and Quantum Fund is at Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quantum Partners. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself.

         The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex
A hereto, which is incorporated by reference in response to this Item 2.
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                                                                          Page 4


         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

         During the past five years, none of Quantum Partners, Quantum Fund, Mr. Soros and any other person whose identity must be disclosed pursuant to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Quantum Fund expended $5,000,000 to purchase 1,674,933 Shares pursuant to a letter agreement (the "Purchase Agreement") dated as of November 28, 1990 between the Issuer and Quantum Fund, a copy of which is attached as Exhibit D to the Initial Statement and incorporated herein by reference. The Shares held by Quantum Partners may be held through margin accounts maintained for Quantum Partners with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit to each party as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 20, 1995, the Issuer, KeyCorp, an Ohio corporation, and KeyCorp Finance Inc. ("Finance"), an Ohio corporation and wholly owned subsidiary of KeyCorp, executed an Agreement of Merger (the "Merger Agreement") providing for the Issuer to merge with and into Finance (the "Merger"). The consummation of the Merger is conditioned upon, among other things, the approval and adoption of the Merger Agreement by the stockholders of the Issuer.

                 Pursuant to a Voting Agreement and Irrevocable Proxy dated as of March 20, 1995 (the "Voting Agreement"), among Quantum Partners and KeyCorp, with Frank Borman and A.E. Steinhaus as proxies, Quantum Partners has agreed with KeyCorp to, among other things, vote the Shares beneficially owned by Quantum Partners in favor of the Merger Agreement. A copy of the Voting Agreement is attached as Exhibit G to Amendment No. 2 to the Initial Statement and is incorporated herein by reference. Quantum Partners executed the Voting Agreement in order to induce KeyCorp to enter into the Merger Agreement.

                 Concurrent with the execution by Quantum Partners of the Voting Agreement, certain other shareholders of the Issuer (the "Other Shareholders") individually executed similar voting agreements with KeyCorp pursuant to which such Other Shareholders also agreed to vote the Shares owned by them in favor of the Merger Agreement. A list of the Other Shareholders who, to the knowledge of Quantum Partners, have executed a similar voting agreement is attached hereto as Annex B and incorporated herein by reference.

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                                                                          Page 5


                 As a result of the provisions of the Voting Agreement and the individual voting agreements with KeyCorp of the Other Shareholders, Quantum Partners and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this statement shall not be construed as an admission that either Quantum Partners or Mr. Soros is, for the purpose of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares held by other members of any such group.

                 Pursuant to the Purchase Agreement, the Issuer was obligated to use its best efforts to cause up to two persons designated by Quantum Fund and its transferees, to be elected to the Board of Directors of the Issuer. At the time of the Purchase Agreement and as a result of the Shares acquired by Quantum Fund pursuant to the Purchase Agreement, Quantum Fund owned in excess of 20% of the Issuer's then outstanding Shares. The Purchase Agreement provided that Quantum would be entitled to nominate only one member of the Board of Directors should its ownership percentage drop below 15%, and Quantum Partners would lose its right to nominate any directors should its ownership percentage fall below 8%. Although Quantum Partners currently owns in excess of 8% of the outstanding Shares, it has agreed, in connection with the consummation of the Merger and pursuant to the terms of the Termination Agreement, to relinquish its rights under the Purchase Agreement with respect to the nomination and election of directors upon consummation of the Merger.

                 Except as disclosed in Item 4, 5 or 6, neither Quantum Partners nor Mr. Soros has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Soros may be deemed to own beneficially the 1,949,933 Shares (approximately 10.28% of the total number of Shares outstanding) held by Quantum Partners by reason of the SFM Contract.

                 Stanley F. Druckenmiller, a Managing Director of SFM, also serves as President and Chairman of the Board of Directors of Priority Investment Management Inc. ("Priority"), a registered investment adviser. Accounts of investment advisory clients over which Priority exercises investment discretion hold 562,500 Shares (approximately 2.97% of the total number of Shares outstanding). By reason of his position with Priority, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the 1934 Act, of all such Shares. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly by Quantum Partners.

         (b) Mr. Soros may be deemed to have sole power to dispose of the Shares held for the account of Quantum Partners by reason of the SFM Contract. Pursuant to the terms of the Voting Agreement, Mr. Soros may be deemed to share power to vote the Shares held for the account of Quantum Partners with KeyCorp.

         (c) There have been no transactions in the Shares effected since July 28, 1995 (the date of the most recent filing on Schedule 13D).

         (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, the Shares held for the account of Quantum Partners.

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                                                                          Page 6



         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Voting Agreement provides that Quantum Partners will vote, or cause to be voted, the Shares owned by Quantum Partners (i) in favor of the adoption of the Merger Agreement and the approval of the Merger, (ii) against the approval of any proposal relating to a competing merger or business combination involving an acquisition of all or a substantial portion of the Shares, the assets of the Issuer, or the assets or stock of any subsidiary of the Issuer by any person or entity other than KeyCorp or an affiliate of KeyCorp, and (iii) against any transaction which is inconsistent with the obligation of the Issuer to consummate the Merger in accordance with the Merger Agreement. Pursuant to the Voting Agreement, Quantum Partners irrevocably granted a proxy, for and in its name, place and stead, to vote its Shares in accordance with the terms of the Voting Agreement.

         The Voting Agreement also provides that Quantum Partners will not, except as contemplated by the terms of the Voting Agreement, sell or otherwise voluntarily dispose of any of its Shares or take any voluntary action which would have the effect of removing Quantum Partners' power to vote its Shares or which would be inconsistent with the Voting Agreement.

         On July 25, 1995 Quantum Partners signed a letter agreement (the "Letter Agreement") in favor of KeyCorp which provides, among other things, that Quantum Partners "will not sell, exchange or otherwise dispose of any KeyCorp Common Stock received in the Merger for at least one year after the Effective Time of the Merger, except for fractional shares converted into cash." In addition, the Letter Agreement provides that the covenant takes into account the Shares of the Issuer held by Quantum Partners as well as the shares of common stock of KeyCorp, if any, which are held by Quantum Partners prior to or subsequent to the Merger. A copy of the Letter Agreement is attached as Exhibit H to Amendment No. 3 to the Initial Statement and incorporated herein by reference.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (a) Letter Agreement, dated November 28, 1990 between AutoFinance Group, Inc. and Quantum Fund N.V. (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

         (b) Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit F to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

         (c) Voting Agreement and Irrevocable Proxy, dated as of March 20, 1995, among KeyCorp and Quantum Partners LDC, with Frank Borman and A.E. Steinhaus as proxies (filed as Exhibit G to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

         (d) Letter Agreement, dated as of July 25, 1995, among KeyCorp and Quantum Partners LDC (filed as Exhibit H to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

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                                                                          Page 7


         (e) Termination Agreement, dated as of September 6, 1995 among Quantum Partners LDC and AutoFinance Group, Inc.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  September 6, 1995                GEORGE SOROS


                                        By: /s/ Sean C. Warren
                                           -------------------------------------
                                           Sean C. Warren
                                           Attorney-in-Fact

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                                                                          Page 9


                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                           Scott K. H. Bessent
                                           Walter Burlock
                                           Stanley Druckenmiller
                                           Arminio Fraga
                                           Gary Gladstein
                                           Robert K. Jermain
                                           Donald H. Krueger
                                           Elizabeth Larson
                                           Jay Misra
                                           Gabriel S. Nechamkin
                                           Steven Okin
                                           Dale Precoda
                                           Lief D. Rosenblatt
                                           Mark D. Sonnino
                                           Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

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                                                                         Page 10


                                    ANNEX B

                  INFORMATION RELATING TO SHAREHOLDERS WHO ARE
              PARTIES TO VOTING AGREEMENTS AND IRREVOCABLE PROXIES

                 The following is a list of the shareholders (the
"Shareholders") of AutoFinance Group, Inc., other than Quantum Partners LDC, who the Reporting Person has been informed are parties to Voting Agreements and Irrevocable Proxies, dated as of March 20, 1995, among each of the Shareholders, KeyCorp and Frank Borman and A.E. Steinhaus, as proxies.

Name and Occupation                                  Business Address
- -------------------                                  ----------------

Bernard Marcus                                       2727 Paces Ferry Road
Chairman and Chief Executive Officer                 Atlanta, GA  30339
The Home Depot, Inc.

Arthur Black                                         2727 Paces Ferry Road
President and Chief                                  Atlanta, GA  30339
Operating Officer
The Home Depot, Inc.

Stephen Levin                                        350 Royal Poincina Plaza
The ERIM Corporation                                 Suite 322B
                                                     Palm Beach, FL 33480

Arthur Calcagnini                                    20 Exchange Place
Chairman and Chief                                   New York, NY  10005
Executive Officer
Lombard & Co., Inc.

W. Robert Lappin                                     231 Bradley Place
Chairman and President                               Palm Beach, Fl 33480
Lappin Communications, Inc.

Peter S. Gold                                        2029 Century Park East
Private Investor                                     Los Angeles, CA  90067

Gary Erlbaum                                         44 West Lancaster Avenue
President                                            Suite 110
Green Tree Properties Corporation                    Ardmore, PA 19003

Kenneth G. Langone                                   375 Park Avenue
Chairman, President and                              Suite 2205
Managing Director                                    New York, NY  10152
Invemed Associates, Inc.

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                                                                         Page 11

Robert A. Day                                        c/o Oakmont Corporation
Chairman and Chief                                   Attn:  Steven D. Holzman
Executive Officer                                    865 S. Figueroa Street
Trust Company of the West                            Los Angeles, CA  31500

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                                                                         Page 12


                               INDEX OF EXHIBITS


EXHIBIT                                                                     PAGE
- -------                                                                     ----
  (e)            Termination Agreement, dated as of September 6, 1995
                 among Quantum Partners LDC and AutoFinance Group, Inc.